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                                                   -----------------------------
                                                            OMB APPROVAL
              UNITED STATES                         OMB Number:     3235-0145
     SECURITIES AND EXCHANGE COMMISSION             Expires:  October 31, 1994
         Washington, D.C. 20549                     Estimated average burden
                                                    hours per response... 14.90
                                                   -----------------------------

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                                 Hologic, Inc.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  436440-10-1
                         ----------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

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CUSIP No. 436440-10-1                  13G                     Page 2 of 5 Pages
---------------------                                          -----------------
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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      S. David Ellenbogen
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
                                                                      (b) [_]
      Not applicable
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  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
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                 5   SOLE VOTING POWER
   Number of
    Shares           284,980
                ----------------------------------------------------------------
 Beneficially    6   SHARED VOTING POWER
   Owned by
     Each
                ----------------------------------------------------------------
   Reporting     7   SOLE DISPOSITIVE POWER
    Person
     With            284,980
                ----------------------------------------------------------------
                 8   SHARED DISPOSITIVE POWER


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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            284,980
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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

            X
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            6.76%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 2 OF 5 PAGES

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                                   Item 1(a)

Name of Issuer:  Hologic,  Inc.

                                   Item 1(b)

Address of Issuer's Principal Executive Offices: 590 Lincoln Street, Waltham, Massachusetts 02154.

                                   Item 2(a)

Name of Person Filing:  S. David Ellenbogen

                                   Item 2(b)

Address of Principal Business Office or, if none, Residence: 590 Lincoln Street, Waltham, Massachusetts 02154.


                                   Item 2(c)

Citizenship:  United States

                                   Item 2(d)

Title of Class of Securities:  Common Stock, $.01 par value.

                                   Item 2(e)

CUSIP Number:  436440-10-1

                                    Item 3

Not Applicable

                                    Item 4

Ownership:

     (a) Amount Beneficially Owned: 284,980 shares of Common Stock. Includes 7,190 shares held by Mr. Ellenbogen as trustee, of which Mr. Ellenbogen disclaims beneficial ownership; also includes options to purchase 28,440 shares of Common Stock which are currently exercisable. Certain of these options are subject to stockholder approval. Excludes 27,150 shares held by, or in trust for, Mr. Ellenbogen's children and grandchildren.

     (b) Percent of Class:  6.76%

     (c) Number of shares as to which such person has:


                               Page 3 of 5 pages
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        (i)   sole power to vote or direct the vote:  284,980

        (ii)  shared power to vote or to direct the vote:  None

        (iii) sole power to dispose or to direct the disposition:  284,980

        (iv)  shared power to dispose or to direct the disposition:  None


                                    Item 5

Ownership of Five Percent or Less of Class:  Not Applicable


                                    Item 6

Ownership of More than Five Percent on Behalf of Another Person:  Not Applicable


                                    Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable


                                    Item 8

Identification and Classification of Members of the Group:  Not Applicable


                                    Item 9

Notice of Dissolution of Group:  Not Applicable


                                    Item 10

Certification:  Not Applicable


                               Page 4 of 5 pages
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                                   SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February  13, 1996
------------------
Date



/s/ S. David Ellenbogen
----------------------
Signature



S. David Ellenbogen/Chairman and CEO
------------------------------------
Name/Title




                               Page 5 of 5 pages